Exhibits

6. The Company has included copies of its revolving credit facilities contracts as Exhibits to its offering circular.

If you have any questions or need any additional information, please do not hesitate to contact me directly at 312-377-7865.

Best regards,

Tim Fitzgerald

Timothy P. Fitzgerald, Esq.